UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sears Hometown and Outlet Stores, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

812362101

(CUSIP Number)

Janice V. Sharry, Esq. Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, Texas 75219 (214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,071,519
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,071,519
	10.	Shared Dispositive Power 5,358,866
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,430,385
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on October 9, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 442,928
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 442,928
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 442,928
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on October 9, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 569,630
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 569,630
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 569,630
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on October 9, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,084,077
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,084,077
	10.	Shared Dispositive Power 5,358,866
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,442,943
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 62.5% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on October 9, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Institutional Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,336
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,336
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,336
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on October 9, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. RBS Investment Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,336
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,336
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,336
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on October 9, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. CRK Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 170
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 170
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 170
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on October 9, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,086,583
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,086,583
	10.	Shared Dispositive Power 5,358,866
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,445,449
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 62.5% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on October 9, 2012.

CUSIP No. 812362101

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,445,449
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,086,583
	10.	Shared Dispositive Power 5,358,866
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,445,449
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 62.5% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 23,100,000 shares of Common Stock outstanding as of September 7, 2012, as disclosed in Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2012 that was filed by the Issuer with the Securities and Exchange Commission on October 9, 2012.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Sears Hometown and Outlet Stores, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CRK Partners, L.L.C., a Delaware limited liability company (“CRK LLC”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment No. 2, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously filed with the Securities and Exchange Commission.

The Reporting Persons are filing this Amendment No. 2 to report the exercise of basic subscription rights and the over-subscription privilege associated with the basic subscription rights by Partners, SPE I, SPE Master I, Institutional, CRK LLC and Mr. Lampert.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

“On October 8, 2012, Partners, SPE I, SPE Master I, Institutional, CRK LLC and Mr. Lampert exercised their basic subscription rights and the over-subscription privilege associated with the basic subscription rights to purchase an aggregate of 14,445,449 shares of Common Stock of the Issuer from Sears Holdings for total cash consideration of $216,681,735. Partners, SPE I, SPE Master I, Institutional and CRK LLC used working capital to exercise their basic subscription rights and the over-subscription privilege associated with the basic subscription rights to purchase shares of Common Stock of the Issuer. Mr. Lampert used personal funds to exercise his basic subscription rights and the over-subscription privilege associated with the basic subscription rights.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On October 8, 2012, Partners, SPE I, SPE Master I, Institutional, CRK LLC and Mr. Lampert exercised their basic subscription rights and the over-subscription privilege associated with the basic subscription rights to purchase an aggregate of 14,445,449 shares of Common Stock of the Issuer from Sears Holdings.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of October 11, 2012, the Reporting Persons may be deemed to beneficially own the shares of the Common Stock of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	13,430,385	(1)	58.1%	8,071,519		0	8,071,519		5,358,866	(1)
SPE I Partners, LP	442,928		1.9%	442,928		0	442,928		0
SPE Master I, LP	569,630		2.5%	569,630		0	569,630		0
RBS Partners, L.P.	14,442,943	(1)(2)	62.5%	9,084,077	(2)	0	9,084,077	(2)	5,358,866	(1)
ESL Institutional Partners, L.P.	2,336		0.0%	2,336		0	2,336		0
RBS Investment Management, L.L.C.	2,336	(3)	0.0%	2,336	(3)	0	2,336	(3)	0
CRK Partners, L.L.C.	170		0.0%	170		0	170		0
ESL Investments, Inc.	14,445,449	(1)(4)	62.5%	9,086,583	(4)	0	9,086,583	(4)	5,358,866	(1)
Edward S. Lampert	14,445,449	(1)(5)	62.5%	14,445,449	(1)(5)	0	9,086,583	(5)	5,358,866	(1)

(1)	This number includes 5,358,866 shares of Common Stock held by Mr. Lampert. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities held by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 8,071,519 shares of Common Stock held by Partners, 442,928 shares of Common Stock held by SPE I and 569,630 shares of Common Stock held by SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners, SPE I and SPE Master I.
(3)	This number includes 2,336 shares of Common Stock held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.
(4)	This number includes 8,071,519 shares of Common Stock held by Partners, 442,928 shares of Common Stock held by SPE I, 569,630 shares of Common Stock held by SPE Master I, 2,336 shares of Common Stock held by Institutional and 170 shares of Common Stock held by CRK LLC. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. ESL is the manager of, and may be deemed to indirectly beneficially own securities owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own securities owned by, CRK LLC.
(5)	This number includes 8,071,519 shares of Common Stock held by Partners, 442,928 shares of Common Stock held by SPE I, 569,630 shares of Common Stock held by SPE Master I, 2,336 shares of Common Stock held by Institutional and 170 shares of Common Stock held by CRK LLC. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.2 to the Schedule 13D relating to the Common Stock of the Issuer filed on September 12, 2012 by the Reporting Persons with the Securities and Exchange Commission)

99.3	Joint Filing Agreement (incorporated by reference to Exhibit 99.3 to Amendment No. 1 to the Schedule 13D relating to the Common Stock of the Issuer filed on September 28, 2012 by the Reporting Persons with the Securities and Exchange Commission)”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2012	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By: RBS Investment Management, L.L.C., as its general partner

By: ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By: ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

CRK PARTNERS, L.L.C.

By: ESL Investments, Inc., as its sole member

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.2 to the Schedule 13D relating to the Common Stock of the Issuer filed on September 12, 2012 by the Reporting Persons with the Securities and Exchange Commission)

99.3	Joint Filing Agreement (incorporated by reference to Exhibit 99.3 to Amendment No. 1 to the Schedule 13D relating to the Common Stock of the Issuer filed on September 28, 2012 by the Reporting Persons with the Securities and Exchange Commission)

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF SEARS HOMETOWN AND OUTLET STORES, INC.

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Price Per Share
ESL Partners, L.P.	10/08/2012	Exercise of Subscription Rights	8,071,519	$15.00
SPE I Partners, LP	10/08/2012	Exercise of Subscription Rights	442,928	$15.00
SPE Master I, LP	10/08/2012	Exercise of Subscription Rights	569,630	$15.00
ESL Institutional Partners, L.P.	10/08/2012	Exercise of Subscription Rights	2,336	$15.00
CRK Partners, L.L.C	10/08/2012	Exercise of Subscription Rights	170	$15.00
Edward S. Lampert	10/08/2012	Exercise of Subscription Rights	5,358,866	$15.00